

December 2, 2014

Via E-mail
Sergio Traversa
Chief Executive Officer
Relmada Therapeutics, Inc.
546 Fifth Avenue
14th Floor
New York, NY 10036

> **Re: Relmada Therapeutics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 17, 2014**
> **File No. 333-197109**

Dear Mr. Traversa:

We have reviewed your responses to the comments in our letter dated November 3, 2014 and have the following additional comments.

Management's Discussion and Analysis, page 61

1. We note your response to our prior comment 6 and reissue in part. Please explain to us the extent to which selling this licensed product is a material part of your business plan. In this regard, we note that this is the only patented product in your portfolio. If the agreement is a material part of your business plan, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or please tell us why you are not required to do so.

You may contact Aamira Chaudhry (202) 551-3389 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: <u>Via-Email</u>
Thomas R. Slusarczyk
The Matt Law Firm, PLLC